

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Via E-mail
Pat Martin, President
Discount Coupons Corporation
5584 Rio Vista Drive
Clearwater, FL 33760

> **Re:** **Discount Coupons Corporation**
> **Registration Statement on Form S-1**
> **Filed August 23, 2012**
> **File No. 333-183521**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

2. You report in your selling security holder disclosure that the selling shareholders received their shares in a total of five private offerings made pursuant to Regulation D. We note, however, that you have only filed two Forms D with the Commission. Please advise.

Registration Statement Facing Page

3. We note that the principal address for your company listed on the website of the Florida Department of State's Divisions of Corporations is different than the address listed on the facing page of your registration statement. Please advise.

Registration Statement Fee Table

4.   It appears that the maximum aggregate offering price of your offering should be $2,748,705.75 rather than $2,748,720.70. Please advise.

Risk Factors, page 2

General

5.   It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

6.   It appears reasonably likely that you will have less than 300 record shareholders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

"Our business is highly competitive…," page 3

7.   We note that there is another risk factor on page 12 that addresses competition in your industry. Please combine these risk factors.

Description of Business

Customers, page 22

8.   We note you report generating over 12,000 subscribers to your email notification list. Describe the nature of these subscriptions. For example, what is the average length of the term, if any, for these subscriptions and do these subscriptions renew automatically?

Competition, page 22

9.   Revise to describe the methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K. We note the disclosure on page 19 of your document.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 26

10.   Please provide a discussion of your results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010 and for the interim period ended June 30, 2012 compared to the interim period ended June 30, 2011. Your discussion of revenues should distinguish your revenues between coupon sales and consulting revenue. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 26

11.   Please provide a discussion of your cash flows for the periods presented in your filing. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

12.   You state you anticipate needing additional funds of approximately $2,000,000 to execute your "expansion plan" for the next 12 months. Please disclose in this section the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. If that period is less than one year from the date of the prospectus, state the dollar amount of additional funding needed to provide sufficient capital for operations for a minimum of one year following the date of the prospectus. Also, state the extent to which you are currently using funds in your operations on a monthly basis.

13.   Please provide a detailed description of the actions and timing of your expansion plan over the next 12 month, including quantitative disclosure regarding any material anticipated capital expenditures related to such plan. See Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

14.   We note that you currently have $447,500 in outstanding debt as a result of two promissory notes with third-party investors. Please address this debt in this section or advise. Refer to Item 303(a)(1) of Regulation S-K.

Executive Compensation, page 30

15.   In footnotes to the summary compensation table, please disclose the items of compensation included in the "all other compensation" column for Messrs. Martin and Winkler. Refer to Item 402(o)(7) of Regulation S-K. Also, please provide the "Outstanding Equity Awards at Fiscal Year-End" table. Refer to Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

16.   Please identify the shareholder who co-owns JACZ, LLC with your vice president or advise why this disclosure is not required. Also, identify the "certain shareholders" that

were issued your common stock for services rendered during the quarter ended June 30, 2012, and describe the services that were performed for the Company. Refer to Item 404(a) of Regulation S-K.

Notes to Financial Statements

Note 3. Summary of significant accounting policies, page F-5

17.   Revise to disclose whether you have more than one reportable operating segment. See FASB ASC 280-10-50-10. In addition, you should disclose the revenue from external customers for each product and service. See FASB ASC 280-10-50-40.

Note 8. Stock options, page F-27

18.   Your disclosure does not appear to include all of the disclosures related to stock options. Please ensure your footnote includes all of the appropriate disclosures included in FASB ASC 718-10-50. In addition, in light of your significant stock-based compensation expense, please include your stock compensation policy as a critical accounting policy. This disclosure should include a discussion of your key assumptions.

19.   Your disclosure on page 18 indicates that you issued 1,191,968 options with 66,221 options being exercised in 2011. Your table on page F-28 indicates that you granted 993,306 options and no options were exercised in 2011. Please reconcile these differences. In addition, the number of outstanding options for 2012 disclosed on page 18 appears to be inconsistent with the table on page F-13. Please reconcile these numbers.

Signatures

20.   Revise your registration statement so that it is signed by the individual or individuals serving as your principal financial officer and your principal accounting officer or controller. See Instructions to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551 3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP